UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 17, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:	St. Andrew’s Club & Conference Centre

150 King Street West, 27th Floor

Toronto, Ontario

M5H 1J9

Date:	June 5, 2013

Time:	10:00 a.m. (Toronto time)

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 and the auditors’ report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint auditors and authorize the directors to fix their remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

The accompanying Management Information Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 1 through 3 of the accompanying Management Information Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, Canadian Stock Transfer Company (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (Toronto time) on June 4, 2013 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on April 17, 2013 will be entitled to receive notice of and vote at the meeting.

DATED at Orlando, Florida

April 17, 2013

BY ORDER OF THE BOARD OF DIRECTORS

J. Gregory Humphries

Secretary